FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Material Event

1.- SUMMARY OF ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDER MEETING

2.- LIST OF MEMBERS OF THE BOARD OF DIRECTORS, THE SUPERVISORY COMMITTEE AND THE EXTERNAL AUDITOR

SUMMARY OF Banco BBVA Argentina S.A. (“BBVA ARGENTINA”) ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD, ON FIRST CALL, ON APRIL 20, 2021.

Banco BBVA Argentina S.A.ʼ President, María Isabel Goiri Lartitegui, called the Meeting to order at 11,05 a.m., on April 20, 2021, assumed the chairmanship of the Meeting and stated that it shall be held as a remote meeting in accordance with the Comisión Nacional de Valores or CNV (the Argentine Securities and Exchange Commission) General Resolution 830/2020. The Chairman informed the Shareholders that, in compliance with such resolution, the recording of such Meeting was in progress in the form of a digital file.

The following Shareholders were identified: (i) Juan Patricio Duggan, DNI 8,007,624 representing the shareholders Banco Bilbao Vizcaya Argentaria S.A. and Corporación General Financiera S.A., who expressed that his location was in the Autonomous City of Buenos Aires; (ii) Gotardo César Pedemonte, DNI 16,454,760, representing the shareholder BBV América S.L., who expressed that his location was in the Autonomous City of Buenos Aires; (iii) María Gabriela Grigioni, DNI 16,623,571 in the name and on behalf of The Bank of New York Mellon, who expressed that her location was in the Autonomous City of Buenos Aires. Mrs. Grigioni informed to the Meeting that, in accordance with section 9, 11 and 12, Chapter II, Title II of the Comisión Nacional de Valores Rules, O.T. 2013, The Bank of New York Mellon was acting sole and exclusively as Depository of the ADR Program, under the Deposit Agreement entered into with Banco BBVA Argentina S.A. on December 1st, 1993, amended on August 12th, 1997 and May 28th, 2013 and therefore she will cast the votes in divergent form. Likewise, she informed that pursuant to section 13 of such rules, the Depository had delivered, in the Secretaryʼs Office, a copy of the registry of voting instructions and (iv) Marianela Lago, DNI 27,236,346 in the name and on behalf of ANSES FGS (Fund of Sustainability Guarantee), Law 26,425, who expressed that her location was in Banfield, Province of Buenos Aires.

As it was previously informed, five shareholders attended the Meeting represented by their proxies, with a holding of 543,891,115 book-entry, ordinary shares of one vote per share and a principal amount of one peso each, which represents the same principal amount of Argentine pesos, an attendance of 88,78% of the capital stock of Argentine pesos 612,659,638, so the quorum to hold the session as an extraordinary meeting was obtained.

Mr. Félix Ariel Schmutz, Public Accountant, DNI 16,123,616 participated and attended on behalf of Bolsas y Mercados Argentinos S.A. and Victoria Caro, DNI 39,918,662 attended on behalf of the Comisión Nacional de Valores.

Consequently, having complied with all of the legal and statutory requirements, the Chairman declared the Annual General Ordinary and Extraordinary Shareholders Meeting corresponding to the fiscal year 2020 officially open and the items provided for in the Agenda were considered, the voting of which originated the results informed below:

1°) Holding of the remote Meeting in accordance with the CNV General Resolution No. 830/2020.

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The holding of the remote Meeting through the Webex platform, which complies with the requirements established in the CNV General Resolution No. 830/2020 was approved by majority of attending votes.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 542,745,466.

Negative votes: 899,694.

Abstentions: 245,955.

2°) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice President of the Board.

The majority of attending votes approved the appointment of Banco Bilbao Vizcaya Argentaria S.A. and BBV América S.L. proxies to prepare and sign the minutes together with the Board of Directors First Vice-president, Mr. Jorge Delfín Luna, considering the impossibility that the President of the Company signs the minutes because of his residence abroad and the restrictions imposed by the COVID-19 pandemic.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 543,610,894.

Negative votes: 153,792.

Abstentions: 126,429.

3°) Consideration of the Integrated Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 146, ended on December 31, 2020.

The Integrated Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 146, ended on December 31, 2020 were approved by the majority of votes attending the Meeting.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 541,665,595.

Negative votes: 93,549.

Abstentions: 2,131,971.

4°) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee in relation with the corporate Fiscal Year N° 146 ended on December 31, 2020.

The management of the Board of Directors, General Manager and the Supervisory Committee during fiscal year 2020 was approved by the majority of attending votes.

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The counting of votes showed the following figures, as mentioned below:

Positive votes: 543,520,543.

Negative votes: 99,498.

Abstentions: 271,074.

5°) Consideration of the results of the corporate Fiscal Year N° 146, ended on December 31 2020. Consideration of the not-classified results as of December 31, 2020 that reflect a negative balance of AR$ 29,431,352,199.86. Proposal to absorb the amount of AR$ 29,431,352,199.86 of the voluntary reserve for future distribution of results, the balance of which amounts to AR$ 55,727,557,543.48 as of December 31, 2020.

The following was approved by the majority of the votes attending the Meeting: (i) the result of the fiscal year that amounts to AR$ 12,044,576,733.32; (ii) the absorption, up to the concurrent amount, of the unappropriated retained earnings negative balance as of December 31, 2020 which amounts to AR$ 29,431,352,199.86 with the voluntary reserve for future distribution of results, which amounts to AR$ 55,727,557,543.48 as of December 31, 2020.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 543,161,941.

Negative votes: 318,192.

Abstentions: 410,982.

6°) Partial write-off of the voluntary reserve fund, for future profit distributions, to apply the amount of AR$ 7,000,000,000 to the payment of a cash dividend subject to the prior authorization of the Central Bank of the Argentine Republic.

Delegation to the Board of the powers for its implementation and for determination of the date on which it shall be put at disposal of the Shareholders.

The following issues were approved by the majority of the votes attending the Meeting: (i) to write-off partially the voluntary reserve, to apply the amount of AR$ 7.000,000,000 on a pro rata basis to the nominal holding of each shareholder, equivalent to AR$ 11,42559353 per share to the payment of a cash dividend and (ii) to delegate to the Board of Directors the powers whereby, once that the suspension of the distribution of results has been terminated and when the corresponding authorization by the Argentine Central Bank has been obtained they may determine the date for the implementation of the write-off and the date of payment of the dividend, as well as they may appoint the authorized individuals for the necessary filings before the corresponding agencies.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 500,988,724.

Negative votes: 42,601,446.

Abstentions: 300,945.

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7°) Consideration of the Board remuneration corresponding to the Fiscal Year No 146, ended on December 31, 2020.

The following issues were approved by the majority of the votes attending the Meeting: (i) the total remunerations received by the Directors during the fiscal year ended on December 31, 2020 in the amount of AR$ 33,020,687.91 (nominal value) (thirty-three million twenty thousand six hundred and eighty-seven Argentine pesos and ninety-one cents), sum that expressed in constant currency, as of December 31, 2020 amounts to AR$ 39,181,204.96 (thirty-nine million one hundred eighty-one thousand two hundred and four Argentine pesos and ninety-six cents) and (ii) authorization to the Board to make advances on account of remunerations, ad referendum of resolutions of the Shareholders Meeting which considers the documentation corresponding to the fiscal year 2021.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 500,656,186.

Negative votes: 43,087,257.

Abstentions: 147,672.

8°) Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year No 146, ended on December 31, 2020.

The total amount of AR$ 2,586,885 (nominal value) was approved by the majority of the votes attending the Meeting, as remunerations received by the members of the Supervisory Committee for the fiscal year ended on December 31, 2020.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 500,663,194.

Negative votes: 43,091,106.

Abstentions: 136,815.

9°) Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

The following issues were approved by the majority of votes attending the Meeting: a) to maintain the composition of the Board of Directors in seven Directors and three Alternate Directors and b) to certify, in accordance with the favorable recommendation submitted to the Meeting by the Appointment and Remuneration Committee in its meeting held on March 9, 2021, that the members of the Board of Directors are not to be included in the incapacities provided for in the Financial Entities Law and that they maintain the conditions of legal capacity, eligibility, competence, honesty, expertise in the financial activity and the possibility of operational commitment that were evaluated by the Argentine Central Bank at the moment of issue the corresponding authorization to serve in their respective offices.

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The counting of votes showed the following figures, as mentioned below:

Positive votes: 494,362,219.

Negative votes: 47,828,724.

Abstentions: 1,700,172.

Furthermore, the following issues were approved by the majority of votes attending the Meeting:

(a) The re-election of the following Directors, for three fiscal years, to remain in office until December 31, 2023:

(i) Mrs. María Isabel Goiri Lartitegui, who is a non independent member under both local and foreign rules; and

(ii) Mr. Gabriel Eugenio Milstein, who is a non independent member under both local and foreign rules;

(b) the election of the following Directors:

(i) Mrs. Nuria Alonso Jiménez, who will complete Mr. Juan Manuel Ballesteros Castellanoʼs term of office, until December 31, 2022. She is a non independent member under both local and foreign rules; and

(ii) Mr. Ernesto Mario San Gil, with the term of office until December 31, 2023, who is an independent member under both local and foreign rules; and

(c) to authorize any of the Directors of the company, so that, with the greater powers, they may enter into these resolutions as a public deed, and/or carry out any other necessary and/or convenient act to implement and document the resolutions approved by the Meeting before the Comisión Nacional de Valores and they proceed to the registration thereof in the Public Commercial Registry in charge of the Inspección General de Justicia (the authority in charge of companies registrations).

The counting of votes showed the following figures, as mentioned below:

Positive votes: 494,362,219.

Negative votes: 47,828,724.

Abstentions: 1,700,172.

10°) Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.

The shareholder Banco Bilbao Vizcaya Argentaria S.A. submitted the following proposal to form the Staturory Auditorsʼ Committee or Supervisory Committee for the fiscal year 2021:

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(i) Regular Statutory Auditors: Alejandro Mosquera, Gonzalo José Vidal Devoto and Vanesa Claudia Rodríguez.

(ii) Alternate Statutory Auditors: Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano.

Subsequently, ANSES FGS Law 26,425, in the role of shareholder, proposed to Enrique Alfredo Fila, Public Accountant, (DNI 13,094,253) as Regular Statutory Auditor and to Jorge Roberto Pardo, Public Accountant, (DNI 11,018,727) as Alternate Statutory Auditor, pursuant to the proposal of Sindicatura General de la Nación (SIGEN – governing body of the internal control system for the national public sector). Likewise, it was informed that the candidates are independent members to hold office in accordance with Sections 12 and 13, Section III, Chapter III, Title II of the CNV Rules.

The shareholder Banco Bilbao Vizcaya Argentaria proposal was approved by the majority, in accordance with the following figures:

Positive votes: 499,291,090.

Negative votes: 42,911,778.

Abstentions: 1,688,247.

11°) Compensation of certifying accountant of the Financial Statements for the fiscal year No. 146 ended December 31, 2020.

The majority of votes attending the Meeting approved the remuneration of the certifying accountant for the fiscal year ended on December 31, 2020 for the total amount of AR$ 155,674,791.18, plus VAT (nominal value).

The counting of votes showed the following figures, as mentioned below:

Positive votes: 500,400,505.

Negative votes: 43,354,665.

Abstentions: 135,945.

12°) Appointment of the certifying accountant for the financial statements corresponding to fiscal year 2021.

The majority of votes attending the Meeting approved: the appointment as Auditor for the financial statements corresponding to the fiscal year which began on January 1, 2020 and will end on December 31, 2021 to KPMG, in particular the following partners Mauricio G. Eidelstein, Public Accountant, as Regular External Auditor and the partners, Carlos Fernando Bruno and Marcelo Adrián Castillo, Public Accountants as Alternate External Auditors.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 542,857,135.

Negative votes: 902,871.

Abstentions: 131,109.

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13°) Allocation of the budget to the Audit Committee under the Capital Markets Law No. 26.831 to hire professional advice.

The allocation of a budget of AR$ 1,979,685.31 (nominal value) to the Audit Committee was approved by the majority of votes attending the Meeting.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 500,877,646.

Negative votes: 42,847,980.

Abstentions: 165,489.

14°) Amendment and replacement of Section Twenty-Two of the Corporate By-Laws to include the holding of Remote Board Meetings. Authorization to the Board to prepare and approve an Ordered Text of the Corporate By-Laws.

The majority of votes attending the Meeting approved:

(i) the proposal of the Board to amend section twenty-two of the corporate By-Laws, as follows:

“SECTION TWENTY-TWO. The Ordinary and Extraordinary Shareholders Meetings shall be convened by the Board of Directors or the Supervisory Committee in those cases provided for by Law or when the Shareholders deem it necessary or finally if required by the shareholders representing at least five per cent of the capital stock pursuant the provisions of section 236 of the Argentine Companies Law.

Remote Meetings: all the Shareholders Meetings (general, special, class meetings, whether ordinary or extraordinary and any other type) may be hold as a remote meeting by the use of communication channels that allow simultaneous transmission of sounds, images and words and in compliance with other requirements established by the applicable rules in force now or in the future, including, without limitation, the CNV Rules.

In case of the holding of a remote meeting, the minutes shall be prepared and signed within five (5) business days as from holding of the Meeting by the chairman, two shareholders appointed by the Meeting to such purpose and by the representative of the Supervisory Committee.

Those shareholders who attend the meeting and those who participate remotely shall be considered to determine the quorum and majorities. Subject to the provisions of the applicable laws in force: (a) the Company may hold shareholders meetings (i) exclusively by attending the meeting in person, (ii) exclusively by remote meeting; and/or (iii) in a mix form, accepting participation in person or remotely; and (b) when the remote participation is accepted, the individuals who attend may join in any place, inside or outside the jurisdiction of the head office and in the country or abroad. The minutes shall contain the expressions and shall register the votes and abstentions of the shareholders who have attended in person or have participated remotely. The Supervisory Committee,by his representative in the act, shall leave on records the compliance with the requirements established by the applicable rules in force.”, and

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(ii) to authorize the Board so that this organ may (a) prepare and approve an ordered text of the corporate By-Laws which includes the amendment mentioned above; and (b) make the necessary changes to adjust said text to the comments eventually made by the control agencies.

The counting of votes showed the following figures, as mentioned below:

Positive votes: 543,625,261.

Negative votes: 128,673.

Abstentions: 137,181.

Mr. Gonzalo José Vidal Devoto, representing the Supervisory Committee left on records that said Committee had exercised its powers during all the instances of the Meeting and supervised due compliance with the legal, ruling and bylaws dispositions, with special observance of the minimum safeguards provided for in the CNV General Resolution 830/2020. Without limitation of the foregoing, they verified that the Shareholders mentioned at the beginning of the Meeting were effectively connected and participated in this video conference, which was held regularly in all aspects.

There being no further issues to be dealt with, this Meeting was adjourned at 12 p.m.

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BANCO BBVA ARGENTINA S.A.

PURSUANT TO THE MEETING HELD ON APRIL 20, 2021, the list of members of the Board of DirectoRs, the supervisory committee and the external auditor IS LISTED BELOW.

1)     members of the Board of Directors, RENEWAL OF MANDATES

Director	Expiration Date
María Isabel Goiri Lartitegui	December 31, 2023
Gabriel Eugenio Milstein	December 31, 2023

2)	NEW MEMBERS OF THE BOARD OF DIRECTORS MANDATES

Director	Expiration Date
Nuria Alonso Jiménez	December 31, 2022
Ernesto Mario San Gil	December 31, 2023

3) LIST OF MEMBERS OF THE BOARD OF DIRECTORS

Offices	Directors	Expiration Date
President	María Isabel Goiri Lartitegui (2)	December 31, 2023
First Vice-president	Jorge Delfín Luna (2)	December 31, 2022
Second Vice-president	Alfredo Castillo Triguero (1)	December 31, 2022
Director	Nuria Alonso Jiménez (2)	December 31, 2022
Director	Gabriel Eugenio Milstein (2)	December 31, 2023
Director	Ernesto Mario San Gil (1)	December 31, 2023
Director	Adriana María Fernández de Melero (1)	December 31, 2022
Alternate Director	Gustavo Alberto Mazzolini Casas (2)	December 31, 2021
Alternate Director	Gabriel Alberto Chaufán (2)	December 31, 2021
Alternate Director	Javier Pérez Cardete (1)	December 31, 2021

(1)	Independent Director
(2)	Non-independent Director

4) LIST OF MEMBERS THE SUPERVISORY COMMITTEE

Regular Statutory Auditor	Alejandro Mosquera
Regular Statutory Auditor	Gonzalo José Vidal Devoto
Regular Statutory Auditor	Vanesa Claudia Rodríguez

Alternate Statutory Auditor	Julieta Paula Pariso
Alternate Statutory Auditor	Lorena Claudia Yansenson
Alternate Statutory Auditor	Daniel Oscar Celentano

Expiration of office: December 31, 2021

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5) EXTERNAL AUDITOR

KPMG, accounting firm, was appointed as external auditor for the fiscal year ending on December 31, 2021, particularly one of the partners, Mauricio G. Eidelstein, Public Accountant, was appointed as regular external auditor and Carlos Fernando Bruno y Marcelo Adrián Castillo, also partners of the accounting firm and Public Accountants, were appointed as alternate external auditors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 14th, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer